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                               July 17, 2023

       Darryl Payne
       Chief Executive Officer
       TV Channels Network Inc.
       7582 Las Vegas Blvd South
       Las Vegas, NV 89123

                                                        Re: TV Channels Network
Inc.
                                                            Offering Circular
on Form 1-A
                                                            Filed June 27, 2023
                                                            File No. 024-12290

       Dear Darryl Payne:



              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Circular on Form 1-A submitted June 27, 2023

       Plan of Distribution, page 14

   1. We note that you refer to the securities to be offered as restricted securities. However, this offering circular
relates to an exemption under Regulation A. Please advise. Refer to
                                                        Section 3(b) to of the
Securities Act of 1933 for additional guidance.
       Exhibits

   2. Please file a legality opinion covering the shares being offered as an exhibit to the offering statement. See Part
III, Item 17(12) of Form 1-A.
   3. Please file the consent of your independent auditor as an exhibit. See Part III, Item 17(11)
                                                        of Form 1-A.
 Darryl Payne
TV Channels Network Inc.
July 17, 2023
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Austin Pattan, Staff Attorney, at (202) 55106756 or Larry Spirgel, Office
Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameDarryl Payne
                                                             Division of
Corporation Finance
Comapany NameTV Channels Network Inc.
                                                             Office of
Technology
July 17, 2023 Page 2
cc:       Jacob Heskett
FirstName LastName